

Mail Stop 3233

July 22, 2016

Via E-mail
Garo Kholamian
President, GK Development, Inc.
GK Investment Holdings, LLC
257 East Main Street, Suite 200
Barrington, IL 60010

Re: GK Investment Holdings, LLC
Amendment No. 3 to
Offering Statement on Form 1-A
Filed June 30, 2016
File No. 024-10510

Dear Mr. Kholamian:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2016 letter.

Index to Financial Statements

1.   We note your response to our previous comment 11. We are unable to agree with your determination that the acquired business is not a predecessor. Please revise your filing to include audited financial statements for the predecessor entity.

Garo Kholamian
GK Investment Holdings, LLC
July 22, 2016

     You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Trevor Wind
        Kaplan Voekler Cunningham & Frank PLC